Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

July 3, 2014

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mercury New Holdco, Inc.
Registration Statement on Form S-4
Filed May 9, 2014
File No. 333-195850

Dear Mr. Spirgel:

Set forth below are the responses of Mercury New Holdco, Inc. (“New Holdco”, “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 27, 2014 (the “Comment Letter”), with respect to Amendment No. 1 to New Holdco’s Registration Statement on Form S-4 filed with the Commission on June 18, 2014, File No. 333-195850 (the “Registration Statement”). Each response below has been prepared and is being provided by New Holdco, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On behalf of New Holdco, we hereby submit to the Commission Amendment No.2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, each response is prefaced by the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 2 unless indicated otherwise.

General

1.

We note your response to prior comment one. To date we have not received the presentation materials prepared by J.P. Morgan Securities to the Board of Directors of LIN Media LLC. Please note that upon reviewing these materials, we may have additional comments.

Response:

The presentation materials prepared by J.P. Morgan Securities LLC (“J.P. Morgan”) in connection with its opinion, dated March 20, 2014, to the Board of Directors of LIN Media LLC summarized under the caption “Opinion of LIN’s Financial Advisor” have been provided to the Staff under separate cover by Weil, Gotshal & Manges LLP (“Weil”) on behalf of J.P. Morgan on a confidential and supplemental basis pursuant to Rule 418 of the Securities Act of 1933, as amended, and Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rules, Weil has requested that the J.P. Morgan materials be returned promptly following completion of the Staff’s review thereof. Weil also has requested confidential treatment of the J.P. Morgan materials under the Freedom of Information Act pursuant to the provisions of 17 C.F.R. § 200.83 and provided a copy of this request to the Commission’s Freedom of Information Act Office.

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Fried, Frank, Harris, Shriver & Jacobson LLP

July 3, 2014

Proration and Allocation Procedures for the LIN Merger Consideration, page 60

2.

Please clarify, by way of an example, how the proration and allocation procedures will be impacted if LIN shareholders demand appraisal rights in a scenario in which the New Media General share consideration is oversubscribed. We note your disclosure on page 163.

Response:

The disclosure appearing on page 62 of Amendment No. 2 has been revised in response to the Staff’s comment.

Adjustments to Balance Sheet as of December 31, 2013, page 133 1(f) -

3.

We note your response to comment 24. Please clarify what conditions are required to be met for Media General to consent to, or permit a discretionary fee to be paid to JP Morgan and if such discretionary fee is over and above the JP Morgan $22 million fee included in your estimated merger-related expenses.

Response:

The fee expected to be paid to J.P. Morgan in connection with the transaction is expected to be approximately $22 million (based on the per share market price of Media General’s voting common stock used in the pro forma financial data). Media General does not expect to consent to or permit any additional discretionary fee to be paid to J.P. Morgan under any conditions.

Management of New Media General, page 139.

4.	Please confirm that for all the other matters subject to the approval of the board of directors of the New Media General, only the affirmative vote of the majority of the directors will be required.

Response:

The disclosure appearing on page 144 of Amendment No. 2 has been revised in response to the Staff’s comment.

5.	Tell us who will hold the largest minority voting interest in the combined entity.

Response:

Standard General Fund, L.P. and Standard General Communications, LLC are expected to collectively hold approximately 20.25% of the outstanding shares of voting common stock of New Holdco following the completion of the transactions.

Fried, Frank, Harris, Shriver & Jacobson LLP

July 3, 2014

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or Abigail Bomba at (212) 859-8622.

Sincerely,

/s/ Philip Richter

Philip Richter

cc: Via E-mail James Woodward (Media General) Andrew Carington (Media General) Timothy Mulvaney (Media General) Abigail Bomba (Fried Frank) Denise Parent (LIN Media) Richard Schmaeling (LIN Media)	Glenn West (Weil, Gotshal & Manges) James R. Griffin (Weil, Gotshal & Manges) Kathryn Jacobson (SEC) Ivette Leon (SEC) Paul Fischer (SEC) Celeste Murphy (SEC)